LEHMAN & EILEN LLP

50 Charles Lindbergh Blvd

Suite 505

Uniondale, NY 11553

Tel: (516) 222-0888

Fax: (516) 222-0915

April 28, 2008

VIA EDGAR AND

OVERNIGHT MAIL

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Sonia Barros

Re:	Pipex Pharmaceuticals, Inc.
File No. 001-12584

Dear Ms. Barros:

Thank you for your April 25, 2008 letter regarding Pipex Pharmaceuticals, Inc.’s (the “Company”) proxy statement. We hereby submit a letter responding to the two comments. For your convenience, we have set forth below the comments in their entirety followed by our responses thereto.

1.	Please include the required compensation for 2006 in the summary compensation table.

Response: We will revise the summary compensation table to include the required compensation for 2006 in the Definitive Proxy Statement.

2.

Please disclose your current plans to complete a spin off. If you have any plans to complete a spin off, you must provide all information that would be required as if the shareholders were voting on a spin off. See Note A to Schedule 14A.

United States Securities

and Exchange Commission

April 28, 2008

Response: We will disclose in the Definitive Proxy Statement that “the Company has no plans to complete a spin off at this time.”

Please call me at (516)222-0888 to let me know whether I can file the Definitive Proxy Statement.

Thank you

Sincerely,

/s/ Steven Pappas

Steven Pappas

cc: Pipex Pharmaceuticals, Inc.